UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

VOLT INFORMATION SCIENCES, INC.

(Name of Subject Company)

VOLT INFORMATION SCIENCES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

928703107

(CUSIP Number of Common Stock)

Nancy Avedissian

Senior Vice President, Chief Legal Officer & Corporate Secretary

2401 N. Glassell Street

Orange, California 92865

(714) 921-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Adam R. Moses

Jason T. Anderson

Milbank LLP

2029 Century Park East, 33rd Floor

Los Angeles, California 90067-3019

(424) 386-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Volt Information Sciences, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2022 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Vega MergerCo, Inc., a New York corporation (“Merger Sub”) (a wholly-owned subsidiary of Vega Consulting, Inc., a Delaware corporation (“Parent”)), to acquire any and all issued and outstanding Shares pursuant to the Agreement and Plan of Merger, dated as of March 12, 2022, among the Company, Parent and Merger Sub (as it may be amended from time to time, the “Merger Agreement”) at a purchase price of $6.00 per Share (such amount, or any other amount per Share from time to time pursuant to the Offer in accordance with the terms of the Merger Agreement, the “Offer Price”), net to the seller of such Shares in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) filed by Parent and Merger Sub with the SEC on March 25, 2022. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	by adding the following sentence as a new paragraph immediately after the last paragraph of the section “Background of the Offer” on page 19:

“None of ACS’s proposals or indications of interest provided for (i) the retention of the Company’s current members of management by the Surviving Corporation following the consummation of the proposed transactions or (ii) the purchase of, or participation in, the equity of the Surviving Corporation following the consummation of the proposed transactions by the Company’s current members of management. No non-disclosure agreement executed by the Company that is currently in effect contains a “don’t ask, don’t waive” standstill provision.”

•	by replacing the second to last sentence in the second paragraph of the section “Discounted Cash Flow Analysis” on page 25 of the Schedule 14D-9 with the following:

“The unlevered free cash flow and terminal value using each PGR were then discounted to present values using a discount rate of 13.5%, which was chosen by Foros based upon an analysis of the weighted average cost of capital of the Company using the capital asset pricing model and also based on considerations that Foros deemed relevant in its professional judgment and experience, taking into account certain metrics and assumptions, including, among others, an assumed risk-free rate, equity risk premium, levered and unlevered beta, size premium, after-tax cost of debt, and target capital structure for the Company.”

•	by replacing the second sentence in the second paragraph of the section “Precedent Transaction Analysis” on page 25 of the Schedule 14D-9 with the following:

“Based on the results of the foregoing calculation, Foros’s analysis of the Precedent Transaction and its professional judgment and experience, Foros applied the TEV-to EBITDA multiple of 7.9x from the Precedent Transaction to the Company’s EBITDA for fiscal year 2021 of $17.8 million (“FY 2021A EBITDA”) to derive an implied enterprise value for the Company.”

•	by adding the following table after the second full paragraph of the section “Selected Public Companies Analysis” on page 26 of the Schedule 14D-9:

“The TEV / CY 2021A EBITDA multiples and the TEV / CY 2022E EBITDA multiples for the Selected Public Companies were as follows:

Selected Public Company	TEV / CY 2021A EBITDA Multiple	TEV / CY 2022E EBITDA Multiple
Randstad	7.1x	6.5x
Adecco	6.3x	5.6x
ManpowerGroup	7.2x	6.0x
TrueBlue	8.8x	7.6x
Kelly Services	7.1x	5.1x

”

•	by replacing the last paragraph of the section “Selected Public Companies Analysis” on page 26 of the Schedule 14D-9 with the following:

“Based on the foregoing, this analysis indicated a range of implied equity values per Share of $4.00 to $5.00 (with respect to the Company’s FY 2021A EBITDA of $17.8 million) and $4.25 to $5.50 (with respect to the Company’s FY 2022E EBITDA of $22.4 million), in each case, rounded to the nearest 25 cents. Foros then compared the values in these ranges with the Offer Price of $6.00 per Share. See the section titled “Certain Company Management Forecasts” for more information with respect to the Company Forecasts, including the Company management’s calculation of FY 2022E EBITDA.”

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence to the first paragraph of the section “Person/Assets, Retained, Employed Compensated or Used” on page 27 of the Schedule 14D-9:

“In the past two years, Foros has been engaged to provide investment banking services to the Company, and Foros has received compensation from the Company in connection with such services. Foros has not been engaged to provide services to, nor has it received compensation from, Parent or any of its subsidiaries or affiliates.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following table and accompanying footnote immediately under the Company Forecasts table and accompanying footnotes in section “—(f) Certain Company Management Forecasts” on page 34 of the Schedule 14D-9:

“Unlevered Free Cash Flow Detail

	Q2-Q4 FY2022E	FY2023E	FY2024E	FY2025E	Terminal
Adjusted EBITDA	$19	$33	$33	$34	$34
(-) Depreciation and Amortization	(6)	(8)	(7)	(7)	(7)
(-) Share-Based Compensation Expense	(3)	(4)	(4)	(4)	(5)
(-) Restructuring Costs	(1)	—	—	—	—
Adjusted EBIT	$10	$21	$21	$22	$23
(-) Taxes	(2)	(5)	(5)	(6)	(6)
(+) Depreciation and Amortization	6	8	7	7	7
(+ / -) Change in Net Working Capital	(2)	(2)	(1)	(1)	(1)
(-) Capital Expenditures	(4)	(6)	(6)	(6)	(7)
Unlevered Free Cash Flow(1)	$7	$15	$16	$17	$16

(1)

The Company’s management calculated estimated unlevered free cash flow for the second through fourth quarters of fiscal year 2022 as $7 million. It did not calculate estimated full-year fiscal 2022 unlevered free cash flow, which was not used by Foros as part of its discounted cash flow analysis in connection with the rendering of its fairness opinion to the Company Board.

In addition, all references to EBITDA in the section titled “The Solicitation or Recommendation—Opinion of Foros Securities LLC” shall be deemed to refer to Adjusted EBITDA.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2022

VOLT INFORMATION SCIENCES, INC.

By:	/s/ Linda Perneau
Name:	Linda Perneau
Title:	Chief Executive Officer

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